Exhibit 37

Grown Rogue Augments New Jersey Presence with Retail Investment

●	Formed Grown Rogue Retail Ventures (“GRRV”) in collaboration with Bengal Capital and signed a definitive agreement to invest in and support the operations of an adult-use dispensary in West New York, New Jersey

●	The investment is a secured convertible note, and the operations will be supported with product from Grown Rogue’s cultivation facility under development with first sales expected in Q3 2024

●	GRRV is evaluating additional retail locations for similar investment and support, with the goal of amplifying the benefits of introducing Grown Rogue’s craft flower and related products to New Jersey customers

Medford, Oregon, January 17, 2024 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company born from the amazing terroir of Oregon’s Rogue Valley, announces that it formed Grown Rogue Retail Ventures LLC (“GRRV”) and signed a definitive agreement on January 16, 2024 to invest in and support Nile of NJ LLC (“Nile”), a Company that is developing an adult-use dispensary in West New York, New Jersey. Despite the anticipated highly accretive nature of the investment, the capital required from Grown Rogue is immaterial to the Company’s current cash position and management expects the time and attention required to be relatively minimal.

Management Commentary

“We are extremely excited to move forward with our partnership with Nile and Bengal to support what we hope are multiple adult-use dispensaries in New Jersey, allowing Grown Rogue to expand outside its core competency without taking too much internal capital or bandwidth. Having a protected, passive stake and in partnership with those that have more retail experience, allows us access to shelf space for our branded flower products and earn additional profits within the highly attractive, yet nascent New Jersey market, while continuing to focus on our core capabilities in producing affordable, craft-quality flower. We expect the opening of this dispensary within the next 120 days,” said Obie Strickler, CEO of Grown Rogue.

“The West New York dispensary is in a tremendous location, situated in one of the most densely populated communities in the country, just across the Hudson River from Manhattan; our team is particularly excited to produce our craft flower for this metropolitan area.”

“We at Nile share Grown Rogue’s and Bengal’s excitement about the West New York location and the New Jersey market,” said Leland O’Connor, CEO of Nile. “Having an aligned partnership with one of the premier growers of craft cannabis and a leading private investment firm enhances our offering capabilities and adds to our ability to execute on our vision.”

The New Jersey cannabis market reported more than US$206,000,000 in sales in the three months ended September 30, 2023. According to MJBizDaily, this market is expected to grow to US$2,400,000,000 by 2026, representing a 40% compound annual growth rate.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon, Michigan, Minnesota, Maryland, and New Jersey, focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital efficient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit https://www.grownrogue.com/.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward- looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended.

The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

Obie@grownrogue.com

Jakob Iotte

Director of Business

Development and IR

Jakeiotte@grownrogue.com

(458) 226-2100

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